Registration No. 333-148694

EquiTrust Life Annuity Account

Variable Deferred Annuity Contract

Issued By

EquiTrust Life Insurance Company

ANNUAL NOTICE

May 1, 2025

This Annual Notice for the variable deferred annuity contract (the “Contract”) issued by EquiTrust Life Insurance Company provides you with an update of changes to your Contract that have occurred since April 29, 2024. In addition, this Annual Notice provides key information about your Contract that you should review, including a current list of Investment Options available under your Contract. Please read this Annual Notice carefully and retain it with your Contract prospectus for future reference.

The most recent prospectus for the Contract, dated May 1, 2009, contains more information about the Contract, including its features, benefits, and risks. You can find the most recent audited financial statements of the EquiTrust Life Annuity Account online at https://etlic.onlineprospectus.net/Etlic/ProductDocuments/index.html. You can also request this information at no cost by calling 1-877- 249-3689 or sending an email request to LifePolicyService@fbfs.com.

More information about the Investment Options is available in the prospectuses for the Investment Options, which may be amended from time and time and can be found online at https://etlic.onlineprospectus.net/Etlic/ProductDocuments/index.html. You can also request this information at no cost by calling 1-877-249-3689 or sending an email request to LifePolicyService@fbfs.com.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Securities and Exchange Commission has not approved these securities or determined that this Annual Notice is accurate or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Definitions	2
Updated Information About Your Contract	4
Important Information You Should Know About the Contract	5
APPENDIX A: Investment Options Available Under the Contract	10

DEFINITIONS

Account: EquiTrust Life Annuity Account.

Accumulated Value: The total amount invested under the Contract, which is the sum of the values of the Contract in each Subaccount of the Account plus the value of the Contract in the Declared Interest Option.

The Company (“we”, “us” or “our”): EquiTrust Life Insurance Company.

Contract: The nonparticipating variable annuity contract, which term includes the basic contract described in the Contract prospectus, the Contract application, any supplemental applications and any endorsements or additional benefit riders or agreements.

Contract Anniversary: The same date in each Contract Year as the Contract Date.

Contract Date: The date on which the Company receives a properly completed application. It is the date set forth on the data page of the Contract which the Company uses to determine Contract Years and Contract Anniversaries.

Contract Year: A twelve-month period beginning on the Contract Date or on a Contract Anniversary.

Declared Interest Option: An investment option under the Contract funded by the Company’s General Account. It is not part of, nor dependent upon, the investment performance of the Account.

Fund: An investment company registered with the SEC under the Investment Company Act of 1940 as an open-end diversified management investment company or unit investment trust in which the Account invests.

General Account: The assets of the Company other than those allocated to the Account or any other separate account of the Company.

Investment Option: A Fund, or a separate investment portfolio of a Fund in which a Subaccount invests.

Owner (“you” or “your”): The person who owns the Contract and who is entitled to exercise all rights and privileges provided in the Contract.

SEC: The U.S. Securities and Exchange Commission.

Subaccount: A subdivision of the Account which invests its assets exclusively in a corresponding Investment Option.

Valuation Period: The period of time over which we determine the change in value of the Subaccounts. Each Valuation Period begins at the close of normal trading of the New York Stock Exchange (generally, 3:00 p.m. central time) on one Business Day and ends at the close of normal trading of the New York Stock Exchange on the next succeeding Business Day

Variable Accumulated Value: The aggregate of the values in each of the Subaccounts under your Contract, as determined at the end of each Valuation Period.

UPDATED INFORMATION ABOUT YOUR CONTRACT

The information in this Annual Notice is a summary of certain Contract features that have changed since April 29, 2024. This may not reflect all of the changes that have occurred since you entered into your Contract.

Effective May 1, 2025, DWS International Growth VIP was renamed DWS International Opportunities VIP, as reflected in the Appendix to this Annual Notice.

Effective May 1, 2024, Calvert Variable Products, Inc. was renamed Calvert Variable Trust, Inc. In addition, the Funds of Calvert Variable Trust, Inc. that are available as Investment Options under your Contract were renamed, as reflected in the Appendix to this Annual Notice.

IMPORTANT INFORMATION YOU SHOULD KNOW ABOUT THE CONTRACT

FEES, EXPENSES AND ADJUSTMENTS		LOCATION IN PROSPECTUS
Are There Charges or Adjustments for Early Withdrawals?

Yes. If you withdraw money from your Contract during the first 8 Contract Years, you may be assessed a Surrender Charge of up to 8% of the amount withdrawn. After the first Contract Year, you may withdraw a maximum of 10% of your Accumulated Value each Contract Year without incurring a Surrender Charge.

For example, if you were to make a withdrawal during the first Contract Year after your Contract purchase (and your Accumulated Value is $100,000), you could be assessed a charge of up to $8,000. This loss could be greater if you have to pay taxes and tax penalties.

Charges and Deductions
Are There Transaction Charges?	Yes. In addition to Surrender Charges, you may also be charged for other transactions. These charges include a transfer charge.	Charges and Deductions
Are There Ongoing Fees and Expenses?	The table below describes the fees and expenses that you may pay each year, depending on the investment options and optional benefits you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you elected.	Charges and Deductions

Annual Fee	Minimum	Maximum
Base Contract[1]	1.26%	1.26%
Investment Options (portfolio company fees and expenses)[2]	0.34%	1.33%
Guaranteed Minimum Income Benefit Rider (if elected)[3]	0.66%	0.66%
Incremental Death Benefit Rider (if elected)[3]
Issue Ages 0-65	0.18%	0.18%
Issue Ages 66-75	0.36%	0.36%
Performance Enhanced Death Benefit Rider (if elected)[3]
Issue Ages 0-65	0.30%	0.30%
Issue Ages 66-75	0.60%	0.60%

1 We calculate the Base Contract fee by dividing the total amount we receive from the annual Contract administrative charge, the asset-based administrative charge, and the mortality and expense risk charge for the last fiscal year by the total average net assets attributable to the Contract for that year.

2 As a percentage of Investment Option assets.

3 As a percentage of Accumulated Value.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges that substantially increase costs.

Lowest Annual Cost: $1,447.65	Highest Annual Cost: $3,362.86

Assumes:

●     Investment of $100,000

●     5% annual appreciation

●     Least expensive Investment Option fees and expenses

●     No optional benefits

●     No sales charges

●     No additional purchase payments, transfers, or withdrawals

Assumes: ● Investment of $100,000 ● 5% annual appreciation ● Most expensive Investment Option fees and expenses ● Most expensive combination of optional benefits ● No sales charges

FEES, EXPENSES, AND ADJUSTMENTS	LOCATION IN PROSPECTUS

● No additional purchase payments, transfers, or withdrawals

RISKS		LOCATION IN PROSPECTUS
Is There a Risk of Loss from Poor Performance?	Yes. You can lose money by investing in the Contract, including loss of principal.	The Company, Account and Investment Options
Is This a Short-Term Investment?	No. This Contract is not a short-term investment vehicle and is not appropriate for an investor who needs ready access to cash.

●        We apply a Surrender Charge with respect to withdrawals during the first 8 Contract Years. It will reduce the value of your Contract if you withdraw money during that time.

●        You may have to pay taxes and tax penalties on amounts withdrawn form the Contract.

●        Tax deferral is more beneficial to investors with a long-time horizon.

Description of Annuity Contract Charges and Deductions
What Are the Risks Associated with the Investment Options?

An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options.

Each Investment Option (including the Declared Interest Option) has its own unique risks. You should review these Investment Options before making an investment decision.

The Company, Account and Investment Options The Declared Interest Option
What Are the Risks Related to the Insurance Company?

An investment in the Contract is subject to the risks related to EquiTrust Life Insurance Company, including that any obligations (including under the Declared Interest Option), guarantees, or benefits of the Contract are subject to the claims- paying ability of the Company. More information about the Company, including its financial strength ratings, is available by calling toll-free at 1-877-249-3689 or writing to: EquiTrust Life Insurance Company, PO Box 9253, Des Moines, Iowa 50306-9253.

The Company, Account and Investment Options The Declared Interest Option

RESTRICTIONS	LOCATION IN PROSPECTUS
Are There Restrictions on the Investment Options?

Yes. Currently, the first twelve transfers in a Contract Year may be effected without a transfer charge. But we impose a transfer charge of $10 for the thirteenth and each subsequent transfer in a Contract Year. We have the right to suspend telephone transfer privileges and reject facsimile transaction requests.

You can no longer allocate premiums or transfer Accumulated Value to the Columbia Small Company Growth Subaccount.

Only one transfer per Contract Year is permitted between the Declared Interest Option and any or all of the Subaccounts.

We also reserve the right to change the method of crediting interest to the Declared Interest Option, provided that such changes do not reduce the guaranteed interest rate below 3% per annum or shorten the period for which the current interest rate applies to less than a Contract Year.

We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares of the Investment Options that the Account holds or that the Account may purchase.

Charges and Deductions The Declared Interest Option – Transfers from Declared Interest Option The Company, Account and Investment Options – Addition, Deletion, or Substitution of Investments
Are There any Restrictions on Contract Benefits?

Yes. You may not participate in the dollar cost averaging program and the automatic rebalancing program at the same time. We may terminate the automatic rebalancing, dollar cost averaging, systematic withdrawal, and interest sweep programs at any time.

We offer several optional riders under the Contract. The features added through these riders include, among other things, additional death benefits and guaranteed minimum annuity payments. Withdrawals can reduce or eliminate the benefits guaranteed under the Guaranteed Minimum Income Benefit Rider. Once elected, we do not have the right to terminate these optional benefits in our sole discretion.

Description of Annuity Contract Description of Annuity Contract – Asset Allocation Program
TAXES	LOCATION IN PROSPECTUS
What Are the Contract’s Tax Implications?

You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Contract.

There is no additional tax benefit to you if the Contract was purchased through a tax-qualified plan or individual retirement account (IRA).

Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.

Federal Tax Matters

CONFLICTS OF INTEREST		LOCATION IN PROSPECTUS
How Are Investment Professionals Compensated?	We have discontinued new sales of the Contracts to the public. We summarize below the kinds of compensation paid in connection with past sales of the Contract and on an ongoing basis.	Distribution of the Contracts

Investment professionals receive compensation for selling the Contract to investors (e.g., in the form of cash commission payments). In addition to commissions and other forms of cash compensation, certain investment professionals also may receive non-cash compensation. Non-cash compensation can entail payment for conferences, seminars, meals, sporting events, theater performances, travel, lodging and/or entertainment as well as prizes and awards. Finally, investment professionals may receive other payments from the Company for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

These investment professionals have a financial incentive to offer or recommend the Contract over another investment.
Should I Exchange My Contract?	Because the Contract is no longer sold, you would not be affected by a scenario in which you are asked to replace an existing contract you own with a new purchase of this Contract. In general, you should be aware that some investment professionals may have a financial incentive to offer you a new contract in place of the Contract you already own. Thus, in general, you should only exchange your current Contract if you determine, after comparing the features, fees, and risks of both contracts, and any fees or penalties to terminate your current Contract, that it is preferable for you to purchase the new contract rather than continue to own the existing Contract.	The Contract

APPENDIX A: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

The following is a list of Investment Options available under the Contract. More information about the Investment Options is available in the prospectuses for the Investment Options, which may be amended from time and time and can be found online at https://etlic.onlineprospectus.net/Etlic/ProductDocuments/index.html. You can also request this information at no cost by calling 1-877- 249-3689 or sending an email request to LifePolicyService@fbfs.com.

The current expenses and performance information below reflects fees and expenses of the Investment Options, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Investment Option’s past performance is not necessarily an indication of future performance. Updated performance information is available at no cost by visiting the website or calling the telephone number above.

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 Year	5 Year	10 Year
CALVERT VARIABLE TRUST
Investment results that correspond to investment performance of non-U.S. common stocks, as represented by the MSCI® EAFE Index	CVT EAFE International Index Portfolio—Class F (formerly Calvert VP EAFE International Index Portfolio)	0.68%*	2.95%	4.18%	4.60%

	Calvert Research and Management (Adviser)

	Ameritas Investment Partners, Inc. (Subadviser)
Investment results that correspond to investment performance of U.S. common stocks, as represented by the NASDAQ-100® Index	CVT NASDAQ-100 Index Portfolio—Class I (formerly Calvert VP NASDAQ-100 Index Portfolio)	0.48%*	25.20%	19.59%	17.92%

	Calvert Research and Management (Adviser)

	Ameritas Investment Partners, Inc. (Subadviser)
Investment results that correspond to investment performance of U.S. common stocks, as represented by the Russell 2000® Index	CVT Russell 2000® Small Cap Index Portfolio – Class F (formerly Calvert VP Russell 2000® Small Cap Index Portfolio)	0.59%*	11.00%	6.93%	7.24%

	Calvert Research and Management (Adviser)

	Ameritas Investment Partners, Inc. (Subadviser)

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 Year	5 Year	10 Year
Investment results that correspond to total return performance of U.S. common stocks, as represented by the S&P MidCap 400® Index	CVT S&P MidCap 400 Index Portfolio – Class F (formerly Calvert VP S&P MidCap 400 Index Portfolio)	0.53%*	13.29%	9.77%	9.07%
	Calvert Research and Management (Adviser)
	Ameritas Investment Partners, Inc. (Subadviser)
COLUMBIA THREADNEEDLE INVESTMENTS
Long-term capital appreciation with a global equity strategy that offers flexibility to invest in both growth and value stocks	Columbia Overseas Core Fund— Class 1	0.79%	3.45%	4.14%	4.91%
	Columbia Management Investment Advisers, LLC (Adviser)
Capital appreciation by investing in an actively managed portfolio of mid-sized value stocks	Columbia Select Mid Cap Value Fund—Class 1	0.82%*	12.54%	9.84%	8.43%
	Columbia Management Investment Advisers, LLC (Adviser)
Long-term capital appreciation by investing in a strategy focused on value stocks built for growth	Columbia Small Cap Value Fund— Class 2	1.13%*	8.67%	10.98%	8.98%
	Columbia Management Investment Advisers, LLC (Adviser)
Long-term capital appreciation by investing predominantly in small companies that appear built for long- term growth	Columbia Small Company Growth Fund—Class 2**	1.12%*	23.86%	10.62%	13.09%
	Columbia Management Investment Advisers, LLC (Adviser)

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 Year	5 Year	10 Year
DWS
Long-term capital appreciation	DWS Global Small Cap VIP—Class A DWS Investment Management Americas, Inc (Adviser)	0.86%*	5.76%	6.18%	4.84%
Long-term capital growth	DWS International Opportunities VIP— Class A (formerly, DWS International Growth VIP— Class A) DWS Investment Management Americas, Inc (Adviser)	0.86%*	9.37%	3.77%	5.39%
FEDERATED HERMES INSURANCE SERIES
Seeks to maintain a stable net asset value (NAV) of $1.00 per share	Federated Hermes Government Money Fund II—Service Shares Federated Hermes Investment Management (Adviser)	0.66%*	4.67%	2.09%	1.36%
High current income and moderate capital appreciation	Federated Hermes Managed Volatility Fund II—Primary Shares Federated Global Investment Management Corp. (Fed Global), Federated Investment Management Company (FIMCO) and Federated Equity Management Company of Pennsylvania (FEMCOPA) (Advisers)	1.00%*	15.56%	5.32%	5.30%
Current income	Federated Hermes Quality Bond Fund II—Primary Shares Federated Hermes Investment Management Company (Adviser)	0.77%*	3.89%	1.30%	2.26%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 Year	5 Year	10 Year
FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
Long-term capital appreciation	Fidelity® VIP Contrafund® Portfolio —Service Class 2 Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	0.81%	33.45%	16.74%	13.33%
Capital appreciation	Fidelity® VIP Growth Portfolio— Service Class 2 Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	0.81%	30.07%	18.63%	16.34%
High level of current income, while also considering growth of capital	Fidelity® VIP High Income Portfolio —Service Class 2 Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	1.06%*	8.62%	2.47%	3.90%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 Year	5 Year	10 Year
Investment results that correspond to the total return of common stocks publicly traded in United States, as represented by the S&P 500 Index	Fidelity® VIP Index 500 Portfolio— Service Class 2 Fidelity Management & Research Company (FMR) (Adviser) Geode Capital Management, LLC (Geode®) and FMR Co., Inc. (Subadvisers)	0.34%	24.59%	14.12%	12.71%
Long-term growth of capital	Fidelity® VIP Mid Cap Portfolio— Service Class 2 Fidelity Management & Research Company (FMR) (Adviser)	0.82%	17.18%	11.06%	8.94%
Above-average income and long- term capital growth	Fidelity® VIP Real Estate Portfolio —Service Class 2 Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc., FMR Investment Management (UK) Limited, and other advisers (Subadvisers)	0.86%	6.25%	1.94%	3.67%
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Capital appreciation, with income as a secondary goal	Franklin Mutual Shares VIP Fund— Class 2 Franklin Mutual Advisers, LLC (Adviser)	0.94%	11.27%	5.75%	5.83%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 Year	5 Year	10 Year
Long-term total return	Franklin Small Cap Value VIP Fund —Class 2 Franklin Mutual Advisers, LLC (Adviser)	0.90%*	11.71%	8.36%	8.17%
Income	Franklin U.S. Government Securities VIP Fund—Class 2 Franklin Advisers, Inc. (Adviser)	0.78%	1.37%	-0.52%	0.53%
High level of current income, while also considering preservation and appreciation of capital	Templeton Global Bond VIP Fund— Class 2 Franklin Advisers, Inc. (Adviser)	0.75%*	-11.37%	-4.85%	-2.03%
LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
Capital growth over long term	LVIP J.P. Morgan Small Cap Core Fund —Service Class Lincoln Financial Investments Corporation (Adviser) J.P. Morgan Investment Management Inc. (Subadviser)	1.00%	11.44%	6.77%	7.02%
T. ROWE PRICE EQUITY SERIES
Long-term growth of capital by investing primarily in common stocks of U.S. companies operating in sectors investment adviser believes will be fastest growing	All-Cap Opportunities T. Rowe Price Associates, Inc. (Adviser)	0.80%*	28.96%	18.96%	14.57%
High level of dividend income and long-term capital growth through investments in large-capitalization stocks of companies with strong track record of paying dividends or that are undervalued	Equity Income Portfolio T. Rowe Price Associates, Inc. (Adviser)	0.74%	9.54%	11.20%	7.84%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 Year	5 Year	10 Year
Highest total return over time consistent with emphasis on both capital growth and income	Moderate Allocation Portfolio T. Rowe Price Associates, Inc. (Adviser)	0.85%*	15.35%	7.31%	5.91%
T. ROWE PRICE INTERNATIONAL SERIES
Long-term growth of capital through investments primarily in common stocks of established non-U.S. companies	International Stock Portfolio T. Rowe Price Associates, Inc. (Adviser) T. Rowe Price International Ltd and T. Rowe Price Singapore Private Ltd (Subadvisers)	0.95%	16.24%	7.71%	4.75%

*       These Investment Options and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual portfolio operating expenses for Contract owners and will continue until at least April 30, 2026.

**       This Fund is closed to new investment. You can no longer allocate premiums or transfer Accumulated Value to the Subaccount that invests in this Fund.

[Back Cover Page]

Please retain this Annual Notice with your Contract prospectus for future reference. The last Prospectus and Statement of Additional Information as part of the registration statement we filed with the Securities and Exchange Commission (SEC) are dated May 1, 2009. Both documents contain additional important information about the Contract. You may call us toll-free at 1-877-249-3689 or write to us at Po Box 9253, Des Moines, Iowa 50306-9253, to request additional information and to ask questions about your Contract.

Reports and other information about the Account are available on the SEC website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

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